SUN CAPITAL ADVISERS TRUST

Secretary’s Certificate

I, Maura A. Murphy, Secretary of Sun Capital Advisers Trust (the “Trust”), a Delaware business trust, certify that the following is a true and correct copy of a vote adopted by the Board of Trustees of the Trust, on November 16, 2010, and that such vote has not been amended, modified or rescinded and is in full force and effect on the date hereof:

Upon motion duly made and seconded, the following unanimous vote was taken:

VOTED:
That the action of the Treasurer of the Trust, in extending the term of the Trust’s previous Fidelity Bond issued by ICI Mutual Insurance Company, from December 14, 2010 to December 14, 2011 in consideration of a total premium (inclusive of state taxes) of $10,739 for the period of coverage be, and it hereby is, approved, ratified and confirmed.

FURTHER
VOTED:
That upon review and due consideration of all relevant factors the form of Fidelity Bond issued by ICI Mutual Insurance Company, under which the Trust (including each of its series) is insured, and the amount thereof, namely coverage up to $3 million for any larceny or embezzlement committed by any Covered Person hereby is determined to be reasonable and is hereby approved.

FURTHER
VOTED:
That in the event recovery is received under such Fidelity Bond as a result of a loss sustained by a Fund and one or more other Funds, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the Investment Company Act of 1940.

IN WITNESS WHEREOF, I have hereunto set my hand this 25th day of January, 2011.

/s/Maura A. Murphy
Maura A. Murphy
Secretary